September 2, 2010

John Lund, President
Safer Shot, Inc.
1658 East 5600 South
Salt Lake City, Utah 84121

      RE: **Safer Shot, Inc.**
            Form 10-K FYE September 30, 2009
            Filed January 15, 2010 and amended January 27, 2010;
            Form 10-Q for quarter ended December 31, 2009;
            Form 10-Q for quarter ended March 31, 2010;
            Form 10-Q for quarter ended June 30, 2010
            File No. 0-28769

Dear Mr. Lund:

    We have reviewed your response filed July 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated June 24, 2010 and we reissue the comment. You state that the March 27, 2010 proxy statement "superceded" all prior meetings during 2010. It is unclear why no information statement was sent or given at least 20 calendar days prior to the meeting dates for the January 28, 2010 and February 18, 2010 shareholder meetings, regardless of any action taken at subsequent meetings. In this regard, we note that the March proxy statement did not address what the February 3, 2010 Form 8-K describes as a "shareholder[] vote[] to remove Kevin Kading as a director." Please advise.

2. Please confirm that you will amend your Form 10-K/A for the fiscal year ended September 30, 2009, and each of the three Form 10-Qs filed within the fiscal year ended September 30, 2010. Prior to filing any amended filings on EDGAR please furnish us with drafts of the amendments with your response and tell us when you expect to provide us with the draft amendments. Please ensure the amendments include all of the revisions that result from our comment letters issued in connection with our review.

3. Please include an explanatory note in each amended filing that explains the nature and extent of the adjustments recorded to the financial statements to clarify to an investor why the periodic filing is being amended.

Part III.

Item 13. Exhibits

4. As previously requested, your Exhibit Index should disclose the filing date of each report listed. In this regard, please revise the Exhibit Index to reflect the filing date of Exhibit 3.6, "Bridge Loan Agreement," and Exhibit 3.7, "Settlement Agreement."

Form 10-Q for the quarter ended March 31, 2010

Notes to Financial Statements for the Three Months Ended March 31, 2010 and 2009, page 7

Notes Payable, page 7

5. Your letter dated July 20, 2010 did not contain a response to comment seven in the staff letter dated June 24, 2010. Please tell us how you are accounting for the note conversions due to be repaid or converted by March 31 and June 30, 2010.

Form 10-Q for the quarter ended June 30, 2010

Condensed Consolidated Balance Sheet, page 4

6. We note that your prepaid financing asset decreased from $362,500 at March 31, 2010 to nothing at June 30, 2010. Please tell us and disclose where you accounted for the decrease in the asset and the reason for the decrease.

Condensed Consolidated Statements of Operations, page 5

7. We note you include statements of operations for the quarters ended June 30, 2010 and 2009. Please present statements of operations for the six-months ended June 30, 2010 and 2009 as well. Refer to Rule 10-01(c)(2) of Regulation S-X.

Closing Comments

Please contact Brian McAllister, accountant, at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551- 3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (801) 685-2200